Press Release
CAE reports second quarter fiscal 2019 results

•	Revenue of $743.8 million up 20% vs. $618.2 million in prior year

•	EPS of $0.23 up from $0.22 (up 15% from $0.20 excluding ZFTC gain) in prior year

•	Free cash flow $137.7 million vs. $63.5 million in prior year

•	Order intake of $985.9 million for a record $8.7 billion backlog(1)

•	Announced agreement to acquire Bombardier Business Aircraft Training (BAT) post quarter

Montreal, Canada, November 13, 2018 - (NYSE: CAE; TSX: CAE) - CAE today reported revenue of $743.8 million for the second quarter of fiscal year 2019, compared with $618.2 million in the second quarter last year. Second quarter net income attributable to equity holders was $60.7 million ($0.23 per share) compared to $60.3 million ($0.22 per share) last year. Excluding the gain on divestiture of the Zhuhai Flight Training Centre (ZFTC), net income would have been $53.3 million ($0.20 per share) last year. All financial information is in Canadian dollars unless otherwise indicated.

“CAE had a good performance in the second quarter with double-digit earnings growth, strong free cash flow, and a record order backlog,” said Marc Parent, CAE’s President and Chief Executive Officer. “I am especially pleased with the continued progress of our training strategy as demonstrated by $986 million in orders in the quarter and two important announcements last week, involving the acquisition of Bombardier Business Aircraft Training to expand our position in the business aviation training market, and a major airline outsourcing with easyJet. In Civil, we generated double-digit growth, booked $575 million in training solutions orders, and reached 34 FFS sales in the first half of the year. In Defence, we delivered high single digit growth and booked orders for $380 million. We have good momentum in all our markets and we are on track to deliver on our growth outlook."

Summary of consolidated results
(amounts in millions, except operating margins and per share amounts)		Q2-2019	Q2-2018	Variance %
			Restated*
Revenue		$743.8	$618.2	20%
Operating profit(2)		$98.7	$102.8	(4)%
Operating margins	%	13.3%	16.6
Operating profit excluding the gain from disposal of ZFTC		$98.7	$88.5	12%
Operating margins excluding the gain from disposal of ZFTC	%	13.3%	14.3
Net income		$63.6	$62.1	2%
Net income attributable to equity holders of the Company		$60.7	$60.3	1%
Earnings per share (EPS)		$0.23	$0.22	5%
Net income attributable to equity holders excluding the
gain from disposal of ZFTC		$60.7	$53.3	14%
EPS excluding the gain from disposal of ZFTC		$0.23	$0.20	15%
Total backlog		$8,667.6	$7,004.3	24%
* Financial results reported were restated to reflect the accounting changes required by IFRS 15.

Civil Aviation Training Solutions (Civil)
Second quarter Civil revenue was $393.1 million, up 24% compared to the same quarter last year. Segment operating income(3) was $63.3 million (16.1% of revenue), up 19% compared to the second quarter last year, excluding the gain on ZFTC divestiture. Second quarter Civil training centre utilization(4) was 72%.

During the quarter, Civil signed training solutions contracts valued at $575.3 million, plus additional contracts involving joint ventures, including a new 5-year Multi-Crew Pilot License cadet training program with Air Asia, exclusive pilot training contracts with CityJet, OceanAir, LOT Polish Airlines and Air Busan, and a long-term pilot training contract with Starspeed. Civil sold 16 full-flight simulators (FFSs) during the quarter to customers in all regions, bringing the total for the first half of the year to 34 FFSs.

The Civil book-to-sales(1) ratio was 1.46x for the quarter and 1.49x for the last 12 months. The Civil backlog at the end of the quarter was a record $4.3 billion.

CAE announced two important developments following the end of the second quarter.
CAE announced on November 8, 2018 that it has agreed to acquire Bombardier’s BAT business for an enterprise value of US$645 million, expanding its ability to address the training market for customers operating Bombardier business jets which, at more than 4,800 aircraft, is one of the largest and most valuable in-service fleets of business aircraft in the world. The acquisition will also serve to expand CAE’s position in the largest and fastest growing segment of the business aviation training market, involving medium- and large-cabin business jets. The acquisition provides CAE with talented people, a portfolio of customers, and an established recurring training business which is highly complementary to CAE’s network. The Bombardier BAT business includes a modern fleet of FFSs and training devices covering the Learjet, Challenger and Global product lines, including the latest large cabin Global 5500, 6500 and 7500 business jets. The acquisition of Bombardier’s BAT business is subject to regulatory approvals and is expected to close by the second half of calendar year 2019. In its first full year following the closing of the transaction, the acquisition will provide CAE high single-digit percentage earnings accretion and will be accretive to free cash flow(5).

In addition to the agreement to acquire Bombardier’s BAT business, CAE has agreed to pay US$155 million to Bombardier to monetize its existing future royalty obligations under the current Authorized Training Provider (ATP) agreement with the business jet manufacturer. This also involves the extension of CAE’s ATP agreement with Bombardier to 2038. The monetization represents the discounted sum of royalties payable by CAE over the next 20 years, and the monetization transaction is expected to close by the end of CAE’s current fiscal year. In view of the expected timing of both elements of this transaction, CAE’s outlook for its current fiscal year 2019 remains unchanged.

The second important development since the end of the quarter involves a long-term training outsourcing agreement with easyJet, valued at more than $170 million. Under the agreement, all easyJet pilots will train at CAE in three European pilot training locations, including a new state-of-the-art training centre in London-Gatwick with a dedicated wing for easyJet. The centres will be ready for training starting in the second half of calendar 2019.

Summary of Civil Aviation Training Solutions results
(amounts in millions, except operating margins, SEU and FFSs deployed)		Q2-2019	Q2-2018	Variance %
			Restated
Revenue		$393.1	$317.9	24%
Segment operating income (SOI)		$63.3	$67.3	(6%)
Operating margins	%	16.1%	21.2
SOI excluding the gain from disposal of ZFTC		$63.3	$53.0	19%
Operating margins excluding the gain from disposal of ZFTC	%	16.1%	16.7
Total backlog		$4,310.8	$3,337.4	29%
Simulator equivalent unit (SEU)(6)		215	199	8%
FFSs deployed		264	249	6%

Defence and Security (Defence)
Second quarter Defence revenue was $320.3 million, up 18% compared to the same quarter last year and segment operating income was $34.1 million (10.6% of revenue), up 2% compared to the second quarter last year. Excluding the impact of reorganizational and integration costs related to the purchase of AOCE, segment operating income would have been $36.1 million (11.3% of revenue), up 8% compared to the second quarter last year.

During the quarter, Defence booked orders for $380.2 million. Notable wins include a contract to provide the Royal New Zealand Air Force with CAE’s new 700MR Series flight training device for the NH90 helicopter and with the U.S. Air Force to provide comprehensive C-130H aircrew training services, and orders for additional C-130J simulators. Defence also received an order to continue providing T-44C aircrew training services to the U.S. Navy and a contract from the U.S. Air Force to continue providing KC-135 aircrew training services. The latter also involves the provision of simulator upgrades and modifications on the Air Force’s existing KC-135 training devices. Additionally, CAE will continue to provide the U.S. Army with fixed-wing flight training and support services at the CAE Dothan Training Centre. During the quarter, Defence acquired AOCE to enhance CAE USA’s core capabilities as a training systems integrator (TSI), grow its position on enduring platforms such as fighter aircraft, and expand the ability for CAE USA to pursue higher-level security programs in the United States. The integration of AOCE is progressing well and we are beginning to see benefits from our expanded access to higher security markets.

The Defence book-to-sales ratio was 1.19x for the quarter and 1.03x for the last 12 months (excluding contract options). The Defence backlog, including options and CAE’s interest in joint ventures, at the end of the quarter was a record $4.4 billion.

Summary of Defence and Security results
(amounts in millions, except operating margins)		Q2-2019	Q2-2018	Variance %
			Restated
Revenue		$320.3	$272.0	18%
Segment operating income		$34.1	$33.3	2%
Operating margins	%	10.6%	12.2
Total backlog		$4,356.8	$3,666.9	19%

Healthcare
Second quarter Healthcare revenue was $30.4 million compared to $28.3 million in the same quarter last year, and second quarter segment operating income was $1.3 million, compared to segment operating income of $2.2 million in the second quarter last year.

Healthcare launched a redesigned CAE CathLabVR interventional simulator for endovascular diagnostic and procedures that is modular and fully portable. As well, Healthcare, together with the American Society of Anesthesiologists (ASA) launched the Anesthesia SimSTAT - Robotic Surgery module, the latest in a series of interactive screen-based modules approved for Maintenance of Certification in Anesthesiology credits.

Summary of Healthcare results
(amounts in millions, except operating margins)		Q2-2019	Q2-2018	Variance %
			Restated
Revenue		$30.4	$28.3	7%
Segment operating income		$1.3	$2.2	(41%)
Operating margins	%	4.3%	7.8

Additional financial highlights
Free cash flow was $137.7 million for the quarter compared to $63.5 million in the second quarter last year. The increase in free cash flow results mainly from a lower investment in non-cash working capital and an increase in cash provided by operating activities, partially offset by a decrease in proceeds from the disposal of property, plant and equipment.

Income taxes this quarter were $15.2 million, representing an effective tax rate of 19%, compared to 27% for the second quarter last year. The tax rate this quarter was lower due to the sale of our equity interest in ZFTC and negative impacts of tax audits in Canada last year, partially offset by a change in the mix of income from various jurisdictions. Excluding the impact of the sale of our equity interest in ZFTC, the income tax rate would have been 23% in the second quarter of fiscal 2018.

Growth and maintenance capital expenditures(7) totaled $40.9 million this quarter.

Net debt(8) at the end of the quarter was $795.1 million for a net debt-to-total capital ratio(9) of 25.8%. This compares to net debt of $811.5 million and a net debt-to-total capital ratio of 26.0% at the end of the preceding quarter.

Return on capital employed(10) was 14.5% compared to 11.1% last year. Excluding the impacts of fiscal 2018 income tax recovery related to the U.S. tax reform and net gains on strategic transactions relating to our Asian joint-ventures, ROCE would have been 12.8% this quarter.

CAE will pay a dividend of 10 cents per share effective December 31, 2018 to shareholders of record at the close of business on December 14, 2018.

During the three months ended September 30, 2018, CAE repurchased and cancelled a total of 1,419,600 common shares under the Normal Course Issuer Bid (NCIB), at a weighted average price of $26.17 per common share, for a total consideration of $37.2 million.

Management outlook for growth in fiscal 2019 unchanged; capital expenditures updated (IFRS 15 adjusted basis)
CAE’s core markets benefit from secular growth and the Company expects to exceed underlying market growth in fiscal year 2019. In Civil, the Company expects to continue generating low double-digit percentage operating income growth as current momentum for its innovative training solutions translates into market share gains and new training customer partnerships. As well, Civil expects to maintain its leadership position in FFS sales. In Defence, the Company continues to expect mid to high single-digit percentage operating income growth as it delivers from backlog and continues to win opportunities from a large pipeline. CAE expects Healthcare to resume double-digit growth this year with its broader market reach, expanded offering, and the continued launch of innovative products. The Company expects revenue and profit to be weighted to the second half of the fiscal year, owing to the impact of the adoption of IFRS 15 as it relates to simulator product deliveries, and a five-week work disruption which preceded the successful negotiation of a new collective agreement of a four-year term and one-year option with CAE’s manufacturing employees in Canada. The Company is currently working to accelerate production to mitigate the impact of this action. Funding growth opportunities remains CAE’s top capital allocation priority and continues to be driven by and supportive of growing customer training outsourcings in its large core markets. CAE currently expects total annual capital expenditures to reach approximately $250 million in fiscal 2019. CAE prioritizes market-led capital investments that offer sustainable and profitable growth and accretive returns, and support its strategy to be the recognized worldwide training partner of choice. Management’s expectations are based on the prevailing positive market conditions and customer receptivity to CAE’s training solutions as well as material assumptions contained in this press release, quarterly MD&A and in CAE’s fiscal year 2018 MD&A.

In view of the expected timing of the transactions related to CAE's BAT acquisition, CAE's outlook for its current fiscal year 2019 remains unchanged.

IFRS 15 - Revenue from Contracts with Customers
Effective April 1, 2018, CAE adopted IFRS 15 - Revenue from Contracts with Customers, which changes the way the Company recognizes revenue for certain of its customer contracts. The main impact of IFRS 15 to CAE is the timing of revenue recognized for certain training devices that were previously accounted for using the percentage-of-completion method that no longer meet the requirements for revenue recognition over time. Revenue for these training devices are instead recognized upon completion. While this change impacts the timing of contract revenue and profit recognition, there are no changes to cash flows from the contract. The financial results reported in the press release for the fiscal year ended March 31, 2018 have been restated to reflect the accounting changes required by IFRS 15 as the Company adopted the standard retrospectively this fiscal year. For more detailed information, including the impact on CAE’s fiscal 2018 results, refer to Note 2 of the interim consolidated financial statements for the quarter ended September 30, 2018.

Detailed information

Readers are strongly advised to view a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) and CAE’s consolidated financial statements which are posted on our website at www.cae.com/investors.

CAE’s consolidated financial statements and MD&A for the quarter ended September 30, 2018 have been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and are available on our website (www.cae.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q2 FY2019
Marc Parent, CAE President and CEO; Sonya Branco, Vice President, Finance, and CFO; and Andrew Arnovitz, Vice President, Strategy and Investor Relations will conduct an earnings conference call today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a record of more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 9,000 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 180,000 civil and defence crewmembers, including more than 135,000 pilots, and thousands of healthcare professionals worldwide.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
Certain statements made in this press release are forward-looking statements. These statements include, without limitation, statements relating to our fiscal 2019 financial guidance (including revenues, capital investment and margins), statements relating to the acquisition of Bombardier's BAT business including expectations with respect to same and other statements that are not historical facts. Forward-looking statements describe future expectations, plans, results or strategies and can often be identified by the use of words such as "may," "will," "intend," "believe," "expect," "anticipate," and similar references which are intended to identify forward-looking statements. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this press release describe our expectations as of November 13, 2018 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after November 13, 2018. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2019 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The value of capital investments expected to be made by

CAE in fiscal 2019 assumes that capital investments will be made in accordance with our current annual plan. However, there can be no assurance that such investment levels will be maintained with the result that the value of actual capital investments made by CAE during such period could materially differ from current expectations.

Material assumptions
A number of economic, market, operational and financial assumptions were made by CAE in preparing its forward-looking statements for fiscal 2019 contained in this news release, including, but not limited to certain economic and market assumptions including: modest economic growth and moderately rising interest rates in fiscal 2019; a sustained level of competition in civil, defence & healthcare markets; no material financial, operational or competitive consequences of changes in regulations affecting our business; and a continued positive defence market.

Assumptions concerning our businesses
A number of assumptions concerning CAE’s business were also made in the preparation of its forward-looking statements for fiscal 2019 contained in this news release, including, but not limited to factors including: maintenance of CAE’s market share in civil simulator sales in the face of price competition and CAE’s ability to increase market share in training.

The foregoing assumptions, although considered reasonable by CAE on November 13, 2018, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our fiscal 2019 financial guidance, are set out in CAE’s MD&A for the year ended March 31, 2018 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2018 MD&A is also available at www.cae.com. The realization of our forward-looking statements, including our ability to meet our fiscal 2019 outlook, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-GAAP and other financial measures
This press release includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. They should also not be used to compare with similar measures from other companies. Management believes that providing certain non-GAAP measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.

(1) Order Intake and Backlog
Order intake is a non-GAAP measure that represents the expected value of orders we have received:

–
For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

–
For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;

–	For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options.

–
Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments.

–
Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above.

–
Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (IDIQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

(2) Operating profit is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(3) Segment operating income (SOI) is a non-GAAP measure and is our key indicator of each segment’s financial performance. Segment operating income gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate total segment operating income by taking the operating profit and excluding the impact of restructuring, integration and acquisition costs.

(4) Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not directly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.
(5) Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

(6) Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period.

(7) Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

(8) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

(9) Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

(10) Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

For non-GAAP and other financial measures monitored by CAE, please refer to CAE’s MD&A filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

Contacts
Investor Relations:
Andrew Arnovitz, Vice President, Strategy and Investor Relations 1-514-734-5760, andrew.arnovitz@cae.com

Media:
Hélène V. Gagnon, Vice President, Public Affairs and Global Communications 1-514-340-5536, helene.v.gagnon@cae.com

Consolidated Statement of Financial Position

	September 30	March 31	April 1
(amounts in millions of Canadian dollars)	2018	2018	2017
		Restated	Restated
Assets
Cash and cash equivalents	$504.3	$611.5	$504.7
Accounts receivable	480.8	452.0	450.1
Contract assets	466.7	439.7	348.5
Inventories	574.5	516.1	549.0
Prepayments	56.0	50.0	63.8
Income taxes recoverable	54.4	40.7	25.6
Derivative financial assets	12.8	13.3	23.4
Total current assets	$2,149.5	$2,123.3	$1,965.1
Property, plant and equipment	1,782.8	1,803.9	1,582.6
Intangible assets	1,104.3	1,055.6	944.0
Investment in equity accounted investees	252.7	242.7	375.8
Deferred tax assets	53.7	61.2	42.9
Derivative financial assets	11.0	11.5	16.0
Other assets	475.7	482.0	471.3
Total assets	$5,829.7	$5,780.2	$5,397.7

Liabilities and equity
Accounts payable and accrued liabilities	$732.3	$666.9	$686.1
Provisions	28.9	32.1	43.2
Income taxes payable	15.5	15.3	9.6
Deferred revenue	9.6	10.0	11.4
Contract liabilities	667.2	679.5	593.4
Current portion of long-term debt	129.8	52.2	51.9
Derivative financial liabilities	9.1	18.1	15.5
Total current liabilities	$1,592.4	$1,474.1	$1,411.1
Provisions	37.3	39.5	39.1
Long-term debt	1,169.6	1,208.7	1,203.5
Royalty obligations	136.3	140.8	138.5
Employee benefits obligations	175.8	200.6	157.7
Deferred gains and other liabilities	247.3	229.9	217.8
Deferred tax liabilities	186.5	184.7	213.0
Derivative financial liabilities	1.9	4.4	4.7
Total liabilities	$3,547.1	$3,482.7	$3,385.4
Equity
Share capital	$639.3	$633.2	$615.4
Contributed surplus	25.2	21.3	19.4
Accumulated other comprehensive income	165.2	260.3	191.1
Retained earnings	1,378.2	1,314.3	1,126.2
Equity attributable to equity holders of the Company	$2,207.9	$2,229.1	$1,952.1
Non-controlling interests	74.7	68.4	60.2
Total equity	$2,282.6	$2,297.5	$2,012.3
Total liabilities and equity	$5,829.7	$5,780.2	$5,397.7

Consolidated Income Statement

Six months ended September 30	Three months ended September 30		Six months ended September 30
(amounts in millions of Canadian dollars, except per share amounts)	2018	2017	2018	2017
		Restated		Restated

Revenue	$743.8	$618.2	$1,465.8	$1,274.4
Cost of sales	542.3	436.7	1,045.6	889.2
Gross profit	$201.5	$181.5	$420.2	$385.2
Research and development expenses	29.1	30.0	60.4	62.3
Selling, general and administrative expenses	87.9	75.1	190.6	169.9
Other gains – net	(9.4)	(18.3)	(14.6)	(18.0)
After tax share in profit of equity accounted investees	(4.8)	(8.1)	(13.4)	(23.1)
Operating profit	$98.7	$102.8	$197.2	$194.1
Finance expense – net	19.9	17.6	35.9	35.8
Earnings before income taxes	$78.8	$85.2	$161.3	$158.3
Income tax expense	15.2	23.1	26.1	35.0
Net income	$63.6	$62.1	$135.2	$123.3
Attributable to:
Equity holders of the Company	$60.7	$60.3	$130.1	$119.9
Non-controlling interests	2.9	1.8	5.1	3.4
Earnings per share attributable to equity holders of the Company
Basic	$0.23	$0.22	$0.49	$0.45
Diluted	$0.23	$0.22	$0.48	$0.44

Consolidated Statement of Comprehensive Income

Six months ended September 30	Three months ended September 30		Six months ended September 30
(amounts in millions of Canadian dollars)	2018	2017	2018	2017
		Restated		Restated

Net income	$63.6	$62.1	$135.2	$123.3
Items that may be reclassified to net income
Foreign currency differences on translation of foreign operations	$(65.3)	$(64.6)	$(86.1)	$(73.4)
Reclassification to income of foreign currency differences	(12.6)	(19.3)	(15.9)	(20.0)
Net gain on cash flow hedges	12.7	16.8	4.3	24.5
Reclassification to income of gains on cash flow hedges	(1.8)	(11.3)	0.6	(10.1)
Net gain (loss) on hedges of net investment in foreign operations	8.3	19.2	(1.4)	31.4
Income taxes	0.8	1.0	4.7	(0.1)
	$(57.9)	$(58.2)	$(93.8)	$(47.7)
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$28.9	$27.5	$33.1	$0.3
Net loss on financial assets carried at fair value through OCI	(0.1)	—	(0.1)	—
Income taxes	(7.7)	(7.3)	(8.8)	(0.1)
	$21.1	$20.2	$24.2	$0.2
Other comprehensive loss	$(36.8)	$(38.0)	$(69.6)	$(47.5)
Total comprehensive income	$26.8	$24.1	$65.6	$75.8
Attributable to:
Equity holders of the Company	$25.1	$23.4	$59.3	$74.6
Non-controlling interests	1.7	0.7	6.3	1.2

Consolidated Statement of Changes in Equity

	Attributable to equity holders of the Company
Six months ended September 30, 2018	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interest	equity
Balances, beginning of period (Restated)	267,738,530	$633.2	$21.3	$260.3	$1,314.3	$2,229.1	$68.4	$2,297.5
Net income	—	$—	$—	$—	$130.1	$130.1	$5.1	$135.2
Other comprehensive (loss) income	—	—	—	(95.1)	24.3	(70.8)	1.2	(69.6)
Total comprehensive (loss) income	—	$—	$—	$(95.1)	$154.4	$59.3	$6.3	$65.6
Stock options exercised	447,050	8.1	(1.1)	—	—	7.0	—	7.0
Optional cash purchase of shares	1,326	—	—	—	—	—	—	—
Common shares repurchased and cancelled	(1,686,700)	(4.0)	—	—	(39.7)	(43.7)	—	(43.7)
Share-based compensation expense	—	—	5.0	—	—	5.0	—	5.0
Stock dividends	74,783	2.0	—	—	(2.0)	—	—	—
Cash dividends	—	—	—	—	(48.8)	(48.8)	—	(48.8)
Balances, end of period	266,574,989	$639.3	$25.2	$165.2	$1,378.2	$2,207.9	$74.7	$2,282.6
	Attributable to equity holders of the Company
Six months ended September 30, 2017	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interest	equity
Balances, beginning of period (Restated)	268,397,224	$615.4	$19.4	$191.1	$1,126.2	$1,952.1	$60.2	$2,012.3
Net income	—	$—	$—	$—	$119.9	$119.9	$3.4	$123.3
Other comprehensive (loss) income	—	—	—	(45.5)	0.2	(45.3)	(2.2)	(47.5)
Total comprehensive (loss) income	—	$—	$—	$(45.5)	$120.1	$74.6	$1.2	$75.8
Stock options exercised	902,400	13.5	(2.1)	—	—	11.4	—	11.4
Optional cash purchase of shares	1,082	—	—	—	—	—	—	—
Common shares repurchased and cancelled	(1,077,400)	(2.5)	—	—	(20.1)	(22.6)	—	(22.6)
Share-based compensation expense	—	—	3.7	—	—	3.7	—	3.7
Stock dividends	69,245	1.5	—	—	(1.5)	—	—	—
Cash dividends	—	—	—	—	(44.2)	(44.2)	—	(44.2)
Balances, end of period (Restated)	268,292,551	$627.9	$21.0	$145.6	$1,180.5	$1,975.0	$61.4	$2,036.4

Consolidated Statement of Cash Flows

Six months ended September 30
(amounts in millions of Canadian dollars)	2018	2017
		Restated
Operating activities
Net income	$135.2	$123.3
Adjustments for:
Depreciation of property, plant and equipment	63.6	59.8
Amortization of intangible and other assets	37.2	42.7
After tax share in profit of equity accounted investees	(13.4)	(23.1)
Deferred income taxes	15.4	2.0
Investment tax credits	(1.9)	(5.5)
Share-based compensation	3.0	2.0
Defined benefit pension plans	9.4	4.7
Amortization of other non-current liabilities	(12.6)	(20.0)
Derivative financial assets and liabilities – net	(6.7)	1.9
Other	11.0	(3.5)
Changes in non-cash working capital	(93.7)	(106.4)
Net cash provided by operating activities	$146.5	$77.9
Investing activities
Business combinations, net of cash and cash equivalents acquired	$(33.5)	$(24.7)
Net proceeds from disposal of interest in investment	—	114.0
Capital expenditures for property, plant and equipment	(94.0)	(73.5)
Proceeds from disposal of property, plant and equipment	2.3	15.9
Additions to intangibles	(37.6)	(20.5)
Net payments to equity accounted investees	(9.7)	(4.0)
Dividends received from equity accounted investees	7.1	17.1
Other	4.0	—
Net cash (used in) provided by investing activities	$(161.4)	$24.3
Financing activities
Proceeds from borrowing under revolving unsecured credit facilities	$125.0	$96.0
Repayment of borrowing under revolving unsecured credit facilities	(125.0)	(96.0)
Proceeds from long-term debt	75.1	17.9
Repayment of long-term debt	(61.2)	(15.1)
Repayment of finance lease	(5.6)	(7.0)
Dividends paid	(48.8)	(44.2)
Issuance of common shares	7.0	11.4
Repurchase of common shares	(43.7)	(22.6)
Other	(0.3)	(1.9)
Net cash used in financing activities	$(77.5)	$(61.5)
Effect of foreign exchange rate changes on cash
and cash equivalents	$(14.8)	$(4.4)
Net (decrease) increase in cash and cash equivalents	$(107.2)	$36.3
Cash and cash equivalents, beginning of period	611.5	504.7
Cash and cash equivalents, end of period	$504.3	$541.0
Supplemental information:
Interest paid	$30.2	$32.5
Interest received	7.9	5.8
Income taxes paid	17.2	22.2